UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 30, 2019

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated May 23, 2019, announcing the adoption of all proposed resolutions at STMicroelectronics’ 2019 Annual General Meeting of Shareholders.

PR N°C2901C

STMicroelectronics’ Shareholders Adopt All Resolutions at the
2019 Annual General Meeting of Shareholders

Amsterdam, May 23, 2019 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today that all of the proposed resolutions were adopted at the Company’s Annual General Meeting of Shareholders (AGM), which was held today in Amsterdam, the Netherlands.

The main resolutions, approved by the Shareholders, were:
●
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS). The 2018 Statutory Annual Accounts were filed with the Netherlands Authority for the Financial Markets (AFM) on
March 27, 2019 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

●
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020 to shareholders of record in the month of each quarterly payment as per the table below;

●	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2020 AGM;

●	The reappointment of Ms. Janet Davidson, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM; and

●	The appointment of Ms. Lucia Morselli, in replacement of Mr. Salvatore Manzi, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM.

The complete agenda and explanatory notes, including all the proposed - and now adopted - resolutions, and all relevant detailed information concerning the 2019 STMicroelectronics N.V. Annual General Meeting of Shareholders, as well as all related materials, are available on the Company’s website (www.st.com) and have been made available to shareholders in compliance with legal requirements.

The draft minutes of the AGM will be posted on the General Meeting of Shareholders page of the Company’s website (www.st.com) in June 2019.

The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2019	17.Jun.19	18.Jun.19	19.Jun.19	25.Jun.19	17.Jun.19	19.Jun.19
Q3 2019	16.Sep.19	17.Sep.19	18.Sep.19	24.Sep.19	16.Sep.19	18.Sep.19
Q4 2019	16.Dec.19	17.Dec.19	18.Dec.19	27.Dec.19	16.Dec.19	18.Dec.19
Q1 2020	16.Mar.20	17.Mar.20	18.Mar.20	24.Mar.20	16.Mar.20	18.Mar.20

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.

In 2018, the Company’s net revenues were $9.66 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel : +41.22.929.58.12
celine.berthier@st.com

MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 30, 2019	By:	/s/ Lorenzo Grandi
	Name:	Lorenzo Grandi
	Title:	Chief Financial Officer
President, Finance, Infrastructure and Services